

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Fourth Quarter and 2007 Fiscal Year End Operating Results

Company reports record annual revenue - up 67% vs. last year

SANTA CLARA, CA -- May 7, 2007 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 (www.packet8.net) broadband Voice over Internet Protocol (VoIP) and videophone communication services, today announced financial operating results for its fourth quarter and 2007 fiscal year ended March 31, 2007.

Total revenues for the fiscal year ended March 31, 2007 were $53.1 million, compared with $31.9 million for fiscal 2006, a 67% increase and the highest annual revenue in the company's history. The net loss for fiscal 2007 improved 43% to $13.8 million, or $0.22 per share, compared with a net loss of $24.1 million, or $0.43 per share, for fiscal 2006.

Total revenues for the fourth quarter of fiscal 2007 were $14.4 million, compared with $13.2 million for the third quarter of fiscal 2007, an increase of 9%, and $10.3 million for the same period of the prior year, an increase of 39%. Virtual Office revenues grew by 24% and revenues from residential voice services grew by 3% compared with the third fiscal quarter of 2007. The net loss for the fourth quarter was $2.3 million, or $0.04 per share, compared with a net loss of $6.6 million, or $0.11 per share, for the same period last year.

At the end of fiscal 2007, 8x8's balance sheet included cash and investments of $11.9 million, a decrease of $492,000 from the $12.4 million held at December 31, 2006. The cash burn for the fourth quarter improved by $1.6 million as compared to the $2.1 million of cash used during the quarter ended December 31, 2006. The Company's Packet8 Virtual Office business services now comprise 37% of the company's total revenue.

"8x8 has made significant progress this year toward achieving positive cash flow while revenues climbed to their highest levels in the Company's history. The fourth quarter's results, which include cash burn well within our discretionary advertising expenditures, reinforce our belief that we are executing on a business model which will lead to profitability." said 8x8 Chairman and CEO Bryan R. Martin. "Our strategy of focusing on hosted services for business customers and the fundamentals of our business are yielding these improved results. 8x8 remains committed to developing new, innovative and differentiated services that build upon the technologies we have invented."

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans priced as low as $24.99 per month for unlimited anytime calling to the U.S. and Canada, 8x8

offers the Packet8 Tango Video Terminal Adapter and DV 326 VideoPhone along with accompanying monthly service plans also priced at $24.99 per month. Packet8 Virtual Office, 8x8's VoIP phone system for small to medium sized businesses, is a hosted PBX solution comprised of powerful business class features. Companies subscribing to Virtual Office pay just $49.99 per month per extension for enterprise class PBX functionality along with unlimited local and long distance calling in the U.S. and Canada. Packet8 Softalk™, 8x8's PC-based soft phone client, offers high quality voice and video in-network calling as well as outbound calling to the PSTN. For additional company information, visit 8x8's web site at www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office, Packet8 Softalk and Packet8 Tango are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2007	**2006**	**2007**	**2006**
Service revenues	$ 12,414	$ 8,629	$ 45,046	$ 26,113
Product revenues	1,974	1,712	8,084	5,779
Total revenues	14,388	10,341	53,130	31,892
Operating expenses:				
Cost of service revenues (1)	4,688	4,177	19,020	12,367
Cost of product revenues (1)	1,974	2,733	8,074	10,732
Research and development (1)	986	1,676	4,826	5,916
Selling, general and administrative (1)	9,121	8,712	35,657	27,863
Total operating expenses	16,769	17,298	67,577	56,878
Loss from operations	(2,381)	(6,957)	(14,447)	(24,986)
Other income, net	128	311	667	847
Net loss	$ (2,253)	$ (6,646)	$ (13,780)	$ (24,139)
Net loss per share:				
Basic and diluted	$ (0.04)	$ (0.11)	$ (0.22)	$ (0.43)
Weighted average number of shares:				
Basic and diluted	61,605	61,105	61,365	55,889

(1) Effective April 1, 2006, 8x8, Inc. adopted FAS 123(R), "Share-Based Payment," and uses the modified prospective method to value its share-based payments. Accordingly, for the three and twelve months ended March 31, 2007, stock compensation was accounted for under FAS 123(R) while for the three and twelve months ended March 31, 2006, stock compensation was accounted for under APB 25, "Accounting for Stock Issued to Employees." The amounts in the tables above include stock compensation as follows:

Cost of service revenues	$ 15	$ -	$ 94	$ -
Cost of product revenues	2	-	17	-
Research and development	51	239	485	239
Selling, general and administrative	216	-	1,327	-
Total stock compensation	$ 284	$ 239	$ 1,923	$ 239

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	March 31, 2007	March 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,735	$ 6,259
Short-term investments	5,197	12,726
Accounts receivable, net	736	776
Inventory	2,629	1,738
Other current assets	1,537	2,316
Total current assets	16,834	23,815
Long-term investments	-	3,972
Property and equipment, net	2,840	3,071
Other assets	284	262
	$ 19,958	$ 31,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 4,919	$ 4,907
Accrued compensation	825	937
Accrued warranty	323	301
Deferred revenue	1,489	2,493
Other accrued liabilities	3,386	2,319
Total current liabilities	10,942	10,957
Other liabilities	253	70
Total stockholders' equity	8,763	20,093
	$ 19,958	$ 31,120